Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

2 August 2007

Dear Colleague

As part of the announcement of our updated offer for ABN AMRO last week, we gave the market a heads-up on our first half performance. Today, we announce the 2007 Interim Results in detail.

One purpose of this letter is to give you a bit more information behind the headline results. But the most important objective is to thank you for delivering a record performance, outpacing by some way the very strong first half of 2006.

Over the last few months there have been many headlines about our proposed merger with ABN AMRO. But our first half results show that, behind all that drama, Barclays continues to focus on what it should be focusing on: and that’s looking after our customers and clients, and helping them achieve their goals.

These are remarkable results, and they occur only because you make them occur. They tell me that we’ve been getting it right for our customers and clients, and there’s no more important objective than that.

You can read the full breakdown of our results at the end of this letter. But here are the highlights:

•	Pre-tax profit is up 12 per cent, and earnings per share rose 14 per cent. We’ve increased the dividend by 10 per cent.

•	Income grew 9 per cent, with the biggest generator of income growth being Barclays Capital.

•

We had record profit contributions from Barclays Capital, Barclays Global Investors, UK Retail Banking, UK Business Banking, Absa GRCB Western Europe, GRCB Emerging Markets and Barclays Wealth. Profit was down in Barclaycard half on half but the underlying story, as I spell out below, is encouraging. The performance of Barclays Capital is particularly eye-catching.

•	There was further evidence of growing strength in UK Retail Banking, which remains an area of great interest to the stock market.

•	Our bad debts fell by 9 per cent across the Group, most notably in Barclaycard UK.

•	Barclaycard International, in which we’ve been investing heavily, moved into profit for the first time.

When I became Chief Executive three years ago I made some promises to the market. You have delivered on these promises. Back then I said that we would achieve higher growth, and that we would do this by diversifying our earnings base and increasing the proportion of profit generated outside the United Kingdom. We’ve done this. Our profit for the half year 2007 exceeded full year profit in 2003 and 50 per cent of our profit is now coming from outside the UK. That’s not to say that the UK businesses have stood still during this period – on the contrary, we have seen good continuing growth in profit across the period.

We said three years ago that we would be more ambitious in our UK Retail Banking business, strengthening our position in mortgages and savings, improving our cost: income ratio, catching up with our best competitors.

In 2007, we’ve built upon the sharply improved results of 2006 with strong performance in savings, mortgages, current accounts, Premier and Local Business. All this – and the highly successful migration of Woolwich customers too!

Three years ago we said we expected significant growth in Barclays Capital and Barclays Global Investors over time. At the time we described “significant” as 15-20 per cent. But look at what’s happened: last year BarCap increased its profit by over 55 per cent, and BGI by over 30 per cent. This year, BarCap has grown its 2006 interim profit figure by 33 per cent, and BGI has grown by a further 7 per cent or 15 per cent if we take into account the weakness of the dollar over the last few months.

Another promise that we made three years ago was that Barclays Wealth would become an engine of growth for the Group. Its half year profit in 2007 exceeds its full year profit in 2005. We’re into a period of rapid growth here, with sharp increases in client balances.

UK Business Banking maintains its excellent track record for consistent profit growth, born of strong income flow and customer satisfaction levels that many of our competitors would die for. We’ve seen good growth in lending and deposit balances here.

In Barclaycard, profit fell half on half. But if you adjust for an exceptional gain from property sales in the first half of 2006 and the loss on sale of our Monument business in 2007, the underlying profit performance first half versus first half was up 4 per cent. And the profit performance first half 2007 versus second half 2006 was up over 100 per cent. There is a tangible sense of self confidence returning to Barclaycard after a couple of very tough years, and I’m very pleased to see it.

The international businesses within Global Retail and Commercial Banking – Absa, Western Europe and Emerging Markets – all had very strong first half performances, even though the weakening of the rand held back the contribution of Absa in sterling terms. But don’t miss the underlying story: Absa’s profit in rand was up 32 per cent half on half, and we saw similarly strong performances on an underlying basis in both Western Europe (profit up 17 per cent) and Emerging Markets (profit up 25 per cent).

I see increasing evidence in these results of one of our Guiding Principles – winning together. We’ve consciously organised the Barclays Group to maximise the scope for generating synergies and efficiencies within GRCB and Investment Banking and Investment Management, and between them. And be clear: I expect us to win together by collaborating with each other, because that’s what our customers expect.

Looking ahead, we will continue to develop a portfolio of businesses that is as closely aligned as possible with sources of growth in the industry over the course of the coming years. The financial services industry is described as ‘global’. In most global industries, 50 per cent of the activities are in the hands of a small number of dominant players. But in the case of the financial services industry, only 20 per cent is in the hands of the top dozen or so banks. That will change because the behaviour of customers and clients is changing (in particular, their needs and behaviours are becoming more similar around the world). My determination is that, as the industry consolidates as a result of changing customer behaviour, Barclays should be one of the big beneficiaries, positioned as one of the handful of universal banks leading the global industry.

As we continue to grow and develop, Barclays will offer the best and most interesting careers in the industry.

I wish I could offer you more clarity on what will happen with ABN AMRO because I know that the uncertainty is difficult. We will be posting documentation in respect of our revised offer to ABN AMRO shareholders soon. But what I can say for certain is that we have the prospect of creating, together with ABN AMRO, a financial services powerhouse that will bring great benefits to our customers and clients, to our shareholders and to the colleagues of both organisations. I couldn’t ask for a better group of colleagues in Barclays to help me make this happen.

I know that I make tough demands of you. All I can say is that you’ve responded, and more, in the first half of 2007, and although (of course!) we need to deliver a great full year performance in 2007, I want to end where I began: by saying thank you.

John

John Varley
Group Chief Executive

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final documents, however, are not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.